April 9, 2019

Ms. Kimberly Lody

President and CEO of Capital Senior Living

14160 Dallas Pkwy Suite 300

Dallas, TX 75254

To the Board of Directors of Capital Senior Living:

We are writing you to conclude a set of conversations we have had with the Board of Directors concerning the governance practices and Board composition of the company.

We will make several points:

1.	We are extremely disappointed that the Board did not consider ANY version of our suggestions to de-stagger the Board of Directors. This is basic corporate governance in the 21st century, and given the performance of the company and stock over many years, it is a disappointing face to show your investors.

2.	We are very familiar with the career of the proposed new Director of the Company—Steve Plochocki—as a former shareholder in Quality Systems. While we are sure he is a fine family man, there is little in our view within his record to suggest that he is “new blood” to change what has clearly been a Board of Directors that until VERY recently, has not been holding anyone accountable for performance.

To paraphrase the words of the great American statesman Carl Icahn, our forefathers died fighting tyranny; the least we can do is vote against it. We are voting against all three proposed nominees in the 2019 election to send a simple message about the state and stewardship of our investment.

As you know, we waived our rights and told you we would not be running a slate of new Directors in this proxy because we did not think the company needed the distraction and cost of a public proxy battle. We ALWAYS think the best course of action is for small groups of people with skin in the game to work together in a private fashion for common goals. Cove Street doesn’t — and can’t — run the company: management does. What we sought is confidence that we were being properly represented. We offered a highly qualified candidate to replace a Board member and made a cogent argument for the de-staggering process. Nice words and conversations aside, what we see is the hand of John Heisman.

What we can both agree on is the need for operational improvement on the ground and we are hopeful that new CEO Kimberly Lody has what it takes and has the opportunity to operate in an environment that is conducive to our joint success.

We thank you for your time and we look forward to revisiting this issue later this year.

Regards,

Jeffrey Bronchick, CFA

Principal, Portfolio Manager

JB: kc